                                                                      EXHIBIT 11

                          NAPCO SECURITY SYSTEMS, INC.

                       COMPUTATION OF EARNINGS PER SHARE

                          1995        1994         1993         1992         1991
                          ----        ----         ----         ----         ----
Weighted average
 number of shares
 outstanding           4,367,727    4,367,577    4,366,827    4,366,527    4,366,527

Add common stock
 equivalents              21,904       27,053       39,077       13,472       12,263
                      ----------   ----------   ----------   ----------   ----------

Adjusted weighted
 average shares
 outstanding           4,389,631    4,394,630    4,405,904    4,379,999    4,378,790
                      ==========   ==========   ==========   ==========   ==========

Net Income:           $  512,000   $1,254,000   $2,317,000   $1,406,000   $  511,000
                      ==========   ==========   ==========   ==========   ==========

Earnings per share:
 primary and fully
 diluted:             $      .12   $      .29   $      .53   $      .32   $      .12
                      ==========   ==========   ==========   ==========   ==========


           Earnings per common and common equivalent shares are based upon the weighted average number of shares of common stock and common stock equivalents outstanding during the respective periods. Stock options have been considered to be the equivalent of common stock. Shares issuable upon exercise of stock options, to the extent appropriate, have been added to the average common shares actually outstanding for purposes of this computation, and shares assumed to be purchased at the average market price during the respective periods, with proceeds from the exercise of such options, have been deducted from the average shares outstanding.



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